Exhibit 99.1

Silicon Motion Announces Results for the Period

Ended September 30, 2011

Third Quarter 2011

Financial Highlights

•	Net sales increased 25% quarter-over-quarter to US$63.2 million from US$50.5 million in 2Q11

•	Gross margin excluding stock-based compensation increased to 49.4% from 46.9% in 2Q11

•	Operating expenses excluding stock-based compensation, acquisition-related charges, and other items increased to US$14.8 million from US$13.1 million in 2Q11

•	Operating margin excluding stock-based compensation, acquisition-related charges, and other items increased to 26.0% from 21.1% in 2Q11

•	Diluted earnings per ADS excluding stock-based compensation, acquisition-related charges, net foreign exchange gain (loss), and other items increased to US$0.40, from US$0.29 in 2Q11

Business Highlights

•	Seventh consecutive quarter of revenue growth

•	Achieved the highest level of quarterly revenue in the Company’s history

•	Total storage controller unit shipments increased 23% sequentially and 51% year-over-year

•	Blended storage controller ASPs decreased 7% sequentially but increased 5% year-over-year

•	OEM business was flat sequentially and accounted for 45% of our mobile storage revenue

•	3-bits per cell (TLC) controller revenue increased by over 10% sequentially and remains over 35% of all controller sales

•	LTE transceiver revenue grew over 150% sequentially

•	Began shipping our LTE transceiver for the Samsung Stratosphere at Verizon Wireless

Taipei, Taiwan, November 2, 2011 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”) today announced its financial results for the quarter ending September 30, 2011. For the third quarter of 2011, net sales increased 25% quarter-over-quarter to US$63.2 million from US$50.5 million in the second quarter of 2011. Net income (GAAP) for the third quarter increased quarter-over-quarter to US$18.3 million or US$0.56 per diluted ADS from a net income of US$4.5 million or US$0.14 per diluted ADS in the second quarter of 2011.

Net income excluding stock-based compensation, acquisition-related charges, foreign exchange gain (loss), and other items increased in the third quarter to US$13.6 million or US$0.40 per diluted ADS from a net income of US$9.9 million or US$0.29 per diluted ADS in the second quarter of 2011.

Third Quarter 2011 Financial Review

Commenting on the results of the third quarter, Silicon Motion’s President and CEO, Wallace Kou, said:

“We are excited to report that the US$63.2 million revenue this quarter is the highest quarterly revenue in our company’s history. We delivered stellar sales while at the same time increasing our gross margins, and are reporting one of the highest quarters of non-GAAP EPS and the highest GAAP EPS in our company’s history. Among other factors, this quarter we benefited from substantially better than expected availability of NAND flash and accelerated build of 4G LTE smartphones by Samsung.

NAND flash makers released more NAND flash components into the market and this action led to the 15% sequential growth of our mobile storage business as module makers increased their purchases of both flash and our controllers to build storage devices. Our OEM sales however were flat sequentially, as we expected, because of inventory management decisions by NAND flash makers. Our controller sales to tier-1 OEM device makers were, on the other hand, exceptionally strong. Our sales of advanced controllers supporting TLC flash increased over 10% sequentially during the quarter and continued to account for over 35% of all controller sales. In the second half of 2011, we expect a significant majority of our controllers will be for supporting 2x nm flash. We are on track with our eMMC projects and have three projects that are moving from qualification to production in the fourth quarter of 2011. To meet our customers’ schedules we have already begun fabrication of eMMC controllers at our foundry partner.

Our mobile communications business delivered another exceptional quarter, growing 58% sequentially as Samsung accelerated its build of 4G LTE smartphones. For these LTE smartphones, we are supplying both an LTE transceiver and a multi-band CDMA EV-DO transceiver. We believe Samsung’s LTE smartphones are experiencing very strong sales in the US because of their superior performance, strong consumer demand, and aggressive roll-out of LTE wireless broadband by US carriers. LTE handsets and tablets which ramped-up in the third quarter include the Samsung Galaxy Tab 10.1 and the new Samsung Stratosphere, both available through Verizon Wireless.”

Sales

Net sales in the third quarter were US$63.2 million, an increase of 25% compared with the previous quarter. For the quarter, mobile storage products accounted for 61% of net sales, mobile communications 32% of net sales and multimedia SoCs 6% of net sales.

Net sales of our mobile storage products, which primarily include flash memory cards, USB flash drives, SSD and embedded flash controllers, increased 15% sequentially in the third quarter to US$38.8 million.

Net sales of mobile communication products, which primarily include mobile TV IC solutions and handset transceivers, increased 58% from the second quarter of 2011 to US$20.3 million this quarter.

Net sales of multimedia SoC products, which are primarily embedded graphics processors, increased 9% from the second quarter of 2011 to US$3.8 million in the third quarter.

Gross and Operating Margins

Gross margin excluding stock-based compensation increased to 49.4% in the third quarter from 46.9% in the second quarter of 2011. GAAP gross margin increased to 49.3% from 46.8% in the second quarter of 2011.

Operating expenses excluding stock-based compensation, acquisition-related charges, and other items were US$14.8 million, which was higher than the US$13.1 million expended in the second quarter. Research and development expenditures, excluding stock-based compensation, were US$8.8 million, which was higher than the US$7.7 million in the previous quarter. Selling and marketing expenses excluding stock-based compensation were US$3.3 million, which was higher compared to the US$2.9 million in the previous quarter. General and administrative expenses excluding stock-based compensation and litigation expenses were US$2.7 million, which was higher compared to the US$2.5 million in the previous quarter. Stock-based compensation was US$2.9 million in the third quarter, which was higher than the US$2.4 million in the second quarter. There were no acquisition-related charges in the third quarter compared to US$0.2 million in the second quarter.

Operating margin excluding stock-based compensation, acquisition-related charges, and other items was 26.0%, an increase from 21.1% in the previous quarter. GAAP operating margin was 21.4% during the third quarter, an increase from the 15.9% in the second quarter.

Other Income and Expenses

Net total other income excluding net foreign exchange gain or loss, and other items was US$0.2 million, an increase from US$0.1 million in the second quarter. GAAP net total other income was US$7.8 million, an increase from a loss of US$2.7 million in the second quarter. The increase in the GAAP total other income was primarily due to a foreign exchange gain in the third quarter of US$7.6 million compared to a foreign exchange loss in the second quarter of US$2.8 million.

Earnings

Net income excluding stock-based compensation, acquisition-related charges, net foreign exchange gain or loss, and other items was US$13.6 million this quarter, an increase from US$9.9 million in the second quarter. Diluted earnings per ADS excluding stock-based compensation, acquisition-related charges, net foreign exchange gain or loss, and other items were US$0.40 in the third quarter, an increase from US$0.29 in the second quarter.

GAAP net income was US$18.3 million during the third quarter, an increase from the net income of US$4.5 million in the second quarter. Diluted GAAP earnings per ADS in the third quarter were US$0.56, an increase from US$0.14 in the previous quarter.

Balance Sheet

Cash, cash equivalents, and short-term investments increased to US$69.8 million at the end of the third quarter from US$55.1 million at the end of the second quarter of 2011.

Cash Flow

Our cash flows were as follows:

3 months ended September 30, 2011

(In US$ millions)
Net income	18.3
Depreciation & amortization	1.4
Changes in operating assets and liabilities	(4.7)
Others	4.9

Net cash provided by (used in) operating activities	19.9

Acquisition of property and equipment	(0.6)
Others	(0.7)

Net cash provided by (used in) investing activities	(1.3)

Others	0.3

Net cash provided by (used in) financing activities	0.3

Effects of changes in foreign currency exchange rates on cash	(3.6)

Net increase (decrease) in cash and cash equivalents	15.3

Pro-forma adjustment for foreign exchange translation	(3.5)

Pro-forma net increase (decrease) in cash and cash equivalents	11.8

During the third quarter of 2011, we had US$0.6 million of capital expenditures primarily relating to the purchase of testing equipment, software and design tools.

Business Outlook:

Silicon Motion’s President and CEO, Wallace Kou, added:

“Although our third quarter revenue exceeded expectations due to much better than expected availability of NAND flash to module makers together with accelerated build of LTE smartphones, these two factors may soften in the fourth quarter. We believe our sales to module makers could be affected if NAND flash price volatility were to worsen. While we expect our LTE sales to continue growing strongly next year, we also expect orders in the fourth quarter to decline due to our customer’s procurement timing. We expect these two factors to be only partially offset by stronger OEM controller sales in the fourth quarter.

All-in-all, we are very happy with our performance year-to-date and believe we are very well positioned for further growth next year as our SSD & embedded products, which include our eMMC controllers, start contributing meaningfully, and our LTE transceiver solutions scale further as LTE availability becomes more wide-spread.”

For the fourth quarter of 2011, management expects:

•	Revenue to be flat to down 10% sequentially

•	Gross margin excluding stock-based compensation to be in the 47% to 49% range

•	Operating expenses excluding stock-based compensation, acquisition-related charges, and other items of approximately US$15 to US$17 million

For the full year 2011, management is increasing guidance as previously announced in July and now expects:

•	Revenue to be up 61% to 66% compared with full year 2010

•	Gross margin excluding stock-based compensation to be in the 47% to 48% range

•	Operating expenses excluding stock-based compensation, acquisition-related charges, and other items of approximately US$56 to US$58 million

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00 am Eastern Time on November 2, 2011.

(Speakers)

Wallace Kou, President & CEO

Riyadh Lai, CFO

Jason Tsai, Director of Investor Relations and Strategy

CONFERENCE CALL ACCESS NUMBERS:

USA (Toll Free): 1 866 519 4004

USA (Toll): 1 -718 354 1231

Taiwan (Toll Free): 0080 112 6920

Participant Passcode: 1827 4061

REPLAY NUMBERS (for 7 days):

USA (Toll Free): 1 866 214 5335

USA (Toll): 1 718 354 1232

Participant Passcode: 1827 4061

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation, acquisition-related charges and other items, including non-GAAP cost of sales, non-GAAP gross profit, non-GAAP selling, general, and administrative expenses, non-GAAP operating income, non-GAAP net income, and non-GAAP earnings per diluted ADS. These non-GAAP measures are not in accordance with or an alternative to GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because it is consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of stock options and restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Acquisition-related charges consist of non-cash charges that can be impacted by the timing and magnitude of our acquisitions. We consider our operating results without these charges when evaluating our ongoing performance and forecasting our earnings trends, and therefore exclude such charges when presenting non-GAAP financial measures. We believe that the assessment of our operations excluding these costs is relevant to our assessment of internal operations and comparisons to the performance of our competitors. Acquisition-related charges include the following:

•	Amortization of intangible assets relates to the amortization of core technology, customer relationship, and other intangibles acquired as part of an acquisition.

Litigation expenses consist of legal expenses relating to intellectual property disputes, commercial claims and other types of litigation. While litigation may arise in the ordinary course of our business, we nevertheless consider litigation to be an unusual, non-recurring and unplanned activity and therefore exclude these types of charges when presenting non-GAAP financial measures.

Gain from settlement of litigation relates to the one-time payment in connection with a favorable settlement of certain litigation with ASE and ANP.

Foreign exchange gains and losses consists of translation gains and/or losses of non-NT$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-NT$ currencies against the NT$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Impairment of long-term investments relates to the other-than-temporary, non-operating write down of the Company’s minority stake investments. We do not consider these investments which were made before 2007 to be strategic and exclude the performance of these investments when evaluating our ongoing performance and forecasting our earnings trends, and therefore excludes losses (and gains) from the investments when presenting non-GAAP financial measures.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Sep. 30, 2010 (NT$)	Jun. 30, 2011 (NT$)	Sep. 30, 2011 (NT$)	Sep. 30, 2010 (US$)	Jun. 30, 2011 (US$)	Sep. 30, 2011 (US$)
Net Sales	1,092,485	1,458,150	1,841,507	34,204	50,542	63,217
Cost of sales	565,147	775,744	933,875	17,694	26,888	32,059

Gross profit	527,338	682,406	907,632	16,510	23,654	31,158
Operating expenses
Research & development	285,238	262,709	306,270	8,930	9,106	10,514
Sales & marketing	106,210	99,853	115,410	3,325	3,461	3,962
General & administrative	87,205	82,620	92,798	2,730	2,864	3,186
Amortization of intangibles assets	17,316	5,772	—	542	200	—
Gain from settlement of litigation	100	—	—	3	—	—

Operating income	31,269	231,452	393,154	980	8,023	13,496
Non-operating income (expense)
Gain on sale of investments	25	21	78	1	1	3
Interest income, net	1,704	2,307	4,286	53	79	147
Foreign exchange gain (loss), net	(77,862)	(79,609)	221,243	(2,438)	(2,759)	7,595
Others, net	(32)	(711)	178	(1)	(24)	6

Subtotal	(76,165)	(77,992)	225,785	(2,385)	(2,703)	7,751

Income before income tax	(44,896)	153,460	618,939	(1,405)	5,320	21,247
Income tax expense (benefit)	(55,495)	23,647	86,508	(1,737)	820	2,970

Net income	10,599	129,813	532,431	332	4,500	18,277

Basic earnings per ADS	$0.36	$4.20	$17.20	$0.01	$0.15	$0.59
Diluted earnings per ADS	$0.35	$4.03	$16.40	$0.01	$0.14	$0.56
Margin Analysis:
Gross margin	48.3%	46.8%	49.3%	48.3%	46.8%	49.3%
Operating margin	2.9%	15.9%	21.4%	2.9%	15.9%	21.4%
Net margin	1.0%	8.9%	28.9%	1.0%	8.9%	28.9%
Additional Data:
Weighted avg. ADS equivalents[1]	29,226	30,874	30,960	29,226	30,874	30,960
Diluted ADS equivalents	30,446	32,206	32,456	30,446	32,206	32,456

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Sep. 30, 2010 (NT$)	Jun. 30, 2011 (NT$)	Sep. 30, 2011 (NT$)	Sep. 30, 2010 (US$)	Jun. 30, 2011 (US$)	Sep. 30, 2011 (US$)
GAAP net income	10,599	129,813	532,431	332	4,500	18,277
Stock-based compensation:
Cost of sales	1,870	1,961	2,354	59	68	81
Research and development	31,909	40,716	48,763	999	1,411	1,674
Sales and marketing	12,024	15,460	20,589	376	536	707
General and administrative	11,140	11,684	13,698	349	405	470

Total stock-based compensation	56,943	69, 821	85,404	1,783	2,420	2,932

Acquisition related charges:
Amortization of intangible assets	17,316	5,772	—	542	200	—
Litigation expenses	1,544	40	833	48	1	29
Gain from settlement of litigation	100	—	—	3	—	—
Foreign exchange loss (gain), net	77,862	79,609	(221,243)	2,438	2,759	(7,595)

Non-GAAP net income	164,364	285,055	397,425	5,146	9,880	13,643

Shares used in computing non-GAAP basic earnings per ADS	29,226	30,874	30,960	29,226	30,874	30,960

Shares used in computing non-GAAP diluted earnings per ADS	32,237	33,589	33,946	32,237	33,589	33,946

Non-GAAP basic earnings per ADS	$5.62	$9.23	$12.84	0.18	$0.32	$0.44

Non-GAAP diluted earnings per ADS	$5.10	$8.50	$11.71	0.16	$0.29	$0.40

Non-GAAP gross margin	48.4%	46.9%	49.4%	48.4%	46.9%	49.4%
Non-GAAP operating margin	9.8%	21.1%	26.0%	9.8%	21.1%	26.0%

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages, and per ADS data, unaudited)

	For the Nine Months Ended
	Sep. 30, 2010 (NT$)	Sep. 30, 2011 (NT$)	Sep. 30, 2010 (US$)	Sep. 30, 2011 (US$)
Net Sales	2,958,655	4,571,583	92,690	157,117
Cost of sales	1,548,871	2,394,223	48,524	82,285

Gross profit	1,409,784	2,177,360	44,166	74,832
Operating expenses
Research & development	805,525	819,755	25,236	28,174
Sales & marketing	308,849	298,078	9,676	10,244
General & administrative	248,404	254,895	7,782	8,760
Amortization of intangible assets	51,928	23,088	1,627	793
Gain from settlement of litigation	(43,400)	—	(1,360)	—

Operating income	38,478	781,544	1,205	26,861
Non-operating expense (income)
Gain on sale of investments	40	133	1	5
Interest income, net	6,482	8,624	203	296
Foreign exchange gain (loss), net	(77,265)	200,050	(2,421)	6,875
Impairment of long-term investments	(6,401)	—	(201)	—
Others, net	(3,119)	280	(98)	10

Subtotal	(80,263)	209,087	(2,516)	7,186

Income before income tax	(41,785)	990,631	(1,311)	34,047
Income tax expense	(54,208)	139,682	(1,700)	4,801

Net income	12,423	850,949	389	29,246

Basic earnings per ADS	$0.43	$27.74	$0.01	$0.95

Diluted earnings per ADS	$0.42	$26.58	$0.01	$0.91

Margin Analysis:
Gross margin	47.7%	47.6%	47.7%	47.6%
Operating margin	1.3%	17.1%	1.3%	17.1%
Weighted average ADS:
Basic	28,969	30,676	28,969	30,676
Diluted	29,738	32,018	29,738	32,018

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Nine Months Ended
	Sep. 30, 2010 (NT$)	Sep. 30, 2011 (NT$)	Sep. 30, 2010 (US$)	Sep. 30, 2011 (US$)
GAAP net income	12,423	850,949	389	29,246
Stock-based compensation:
Cost of sales	4,211	5,123	132	176
Research and development	73,157	101,759	2,292	3,497
Sales and marketing	34,856	40,090	1,092	1,378
General and administrative	27,880	30,504	873	1,048

Total stock-based compensation	140,104	177,476	4,389	6,099

Acquisition related charges:
Amortization of intangible assets	51,928	23,088	1,627	793
Litigation expenses	6,249	1,166	196	40
Gain from settlement of litigation	(43,400)	—	(1,360)	—
Impairment of long-term investments	6,401	—	201	—
Foreign exchange loss (gain), net	77,265	(200,050)	2,421	(6,875)

Non-GAAP net income	250,970	852,629	7,863	29,303

Weighted avg. ADS (non-GAAP):
Basic	28,969	30,676	28,969	30,676

Diluted	30,907	33,248	30,907	33,248

Non-GAAP basic earnings per ADS	$8.66	$27.79	$0.27	$0.96

Non-GAAP diluted earnings per ADS	$8.12	$25.64	$0.25	$0.88

Non-GAAP gross margin	47.8%	47.7%	47.8%	47.7%
Non-GAAP operating margin	6.5%	21.5%	6.5%	21.5%

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Sep. 30, 2010 (NT$)	Jun. 30, 2011 (NT$)	Sep. 30, 2011 (NT$)	Sep. 30, 2010 (US$)	Jun. 30, 2011 (US$)	Sep. 30, 2011 (US$)
Cash and cash equivalents	1,770,267	1,591,905	2,038,320	56,414	55,064	66,852
Short-term investments	61,193	—	90,078	1,950	—	2,954
Accounts receivable (net)	693,236	901,696	1,087,256	22,092	31,190	35,659
Inventories	701,416	994,416	890,579	22,352	34,397	29,209
Refundable deposits - current	214,355	439,145	462,625	6,831	15,190	15,173
Deferred income tax assets (net)	18,081	114,048	54,902	576	3,945	1,801
Prepaid expenses and other current assets	134,057	111,853	81,498	4,272	3,869	2,673

Total current assets	3,592,605	4,153,063	4,705,258	114,487	143,655	154,321
Long-term investments	6,271	5,400	5,400	200	187	177
Property and equipment (net)	754,247	743,636	725,981	24,036	25,722	23,810
Goodwill and intangible assets(net)	1,209,211	1,168,807	1,168,807	38,535	40,429	38,334
Other assets	303,755	170,283	173,737	9,679	5,890	5,699

Total assets	5,866,089	6,241,189	6,779,183	186,937	215,883	222,341

Accounts payable	580,686	484,177	448,726	18,505	16,748	14,717
Income tax payable	24,277	30,285	56,181	774	1,048	1,843
Accrued expenses and other current liabilities	449,007	453,084	468,028	14,308	15,672	15,350

Total current liabilities	1,053,970	967,546	972,935	33,587	33,468	31,910
Other liabilities	101,094	80,581	82,546	3,222	2,787	2,707

Total liabilities	1,155,064	1,048,127	1,055,481	36,809	36,255	34,617
Shareholders’ equity	4,711,025	5,193,062	5,723,702	150,128	179,628	187,724

Total liabilities & shareholders’ equity	5,866,089	6,241,189	6,779,183	186,937	215,883	222,341

Note: The Company maintains its accounts and expresses its financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the income statement have been translated from New Taiwan dollars, using an average exchange rate of NT$31.94 to US$1 for 3Q10, NT$28.85 to US$1 for 2Q11, and NT$29.13 to US$1 for 3Q11 based on the average of the historical exchange rates reported by the Oanda Corporation. Amounts from the balance sheet have been translated using the ending exchange rate for the period. The exchange rate was NT$31.38 to US$1 at the end of 3Q10, NT$28.91 to US$1 at the end of 2Q11 and NT$30.49 to US$1 at the end of 3Q11.

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have three major product lines: mobile storage, mobile communications, and multimedia SoCs. Our mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, USB flash drives, SSDs, and embedded flash applications. Our mobile communications business is composed primarily of mobile TV IC solutions and handset transceivers. Our multimedia SoCs business is composed primarily of embedded graphics processors.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s expected fourth quarter 2011 revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the third quarter. Forward-looking statements also include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets including any effects of the general global economic slowdown beginning in 2007; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions, including the general global economic slowdown which began in 2007 as it effects the Company, its customers and consumers; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on June 30, 2011. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:
Jason Tsai	Selina Hsieh
Director of IR and Strategy	Investor Relations
Tel: +1 408 519 7259	Tel: +886 3 552 6888 x2311
Fax: +1 408 519 7101	Fax: +886 3 560 0336
E-mail: jtsai@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:

Sara Hsu

Project Manager

Tel: +886 2 2219 6688 x3509

Fax: +886 2 2219 6868

E-mail: sara.hsu@siliconmotion.com